UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For February 24, 2005

Carmanah Technologies Corporation

1304 – 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F    X

Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]    Yes            No    X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  0-30052

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

      Carmanah Technologies Corporation

(Registrant)

“Peeyush K. Varshney”

Date: February 24, 2005

_____________________________________

Mr. Peeyush K. Varshney, Corporate Secretary

FOR IMMEDIATE RELEASE

Thursday, February 24, 2005

(No.2005-02-04)

CARMANAH EXPANDS LONDON OFFICE TO SERVE EUROPEAN MARKETS

London, UK; Victoria, British Columbia, Canada - February 24, 2005 - Carmanah Technologies Corporation (TSX Venture: CMH; Berlin and Frankfurt Stock Exchanges: QCX), a leading global manufacturer of proprietary LED lighting and illumination products, is pleased to announce the expansion of its European office in London, England.

"After three years with a senior member of our Canadian management team living and working in Greater London, Carmanah is expanding.  Our new base of operations, located in Hammersmith, will strengthen and accelerate our continued expansion throughout Europe," states Carmanah's CEO, Art Aylesworth.  "The London office will initially service several strategic customers and projects within the European transit industry, and in the months ahead we will grow our team and broaden our scope to support our entry into each of our primary vertical markets."

Carmanah's London team includes Mark Harold, who has ten years' experience in LED technology and solar product design and was relocated from the Company's headquarters in Canada, as well as two new local hires with market expertise in related sectors:  Business Development Manager James Hoare, who brings over 12 years' experience in renewable energy in the UK and significant, relevant technical knowledge; and Marketing Manager Michelle Walsh, who has been directly involved in sales and marketing within the UK solar energy sector for six years.

Carmanah has unrivaled technical resources and experience in the development and application of solar LED lighting systems for harsh environments.  Since 1994, Carmanah has supplied more than 100,000 solar LED lighting systems in over 110 countries, including thousands of units to the UK.  Trinity House-the General Lighthouse Authority for England, Wales, the Channel Islands and Gibraltar-has used Carmanah navigation lights to mark the UK seas since 2000.

Carmanah has also developed some of its most popular transit and roadway products for the European market, principally solar-powered LED bus shelters and bus stops, and a school crossing patrol light.  Carmanah is one of the largest suppliers of solar LED lighting systems currently in use by London Bus Services Ltd.  In addition, more than 40 transportation authorities throughout Europe have already installed Carmanah’s technology.

In addition to considerable success in Europe, Carmanah supplies solar LED lighting systems to over 75 transit authorities in North America, including recent installations of over 300 units in Los Angeles and 150 units in Toronto.  Carmanah's solar-powered crossing light was successfully introduced to the North American roadways market last year.

UK government policies relating to pedestrian safety, public transport and energy efficiency favor the adoption of Carmanah's renewable energy products for roadways and transit.  A recent study by Ernst & Young named the UK the world's most attractive renewable energy market, noting the region’s supportive regulatory infrastructure, overall suitability for renewable technologies and aggressive goals to cut carbon dioxide emissions through the introduction of cleaner technologies.  In the transportation sector, Britain alone plans to increase spending from £10.4 billion last year to over £12.8 billion by 2007-08.  Public Service Agreements (PSAs) include specific targets to:

  Bring Britain's safety record in line with that of other European countries, which have more marked pedestrian crossings than the UK;

  Increase public transport (bus and light rail) use; and

  Reduce greenhouse gas emissions to comply with the Kyoto Protocol, which became international law on February 16, 2005.

Together with their Canadian colleagues, Carmanah's UK team members are looking forward to building on Carmanah's global exposure and past European success, operating the UK office as a beachhead for European expansion.

Suite 1304-925 West Georgia St., Vancouver, BC, Canada   V6C 3L2

Phone (604) 629-0264 Toll Free 1-866-629-0264

Fax (604) 682-4768   e-mail: investors@carmanah.com

Carmanah's new London office is conveniently located in the business centre of Hammersmith, halfway between Heathrow and Central London, at the following address:

Carmanah Technologies

2 Queen Caroline Street

Hammersmith

London

W6 9DX

Tel UK:

0870 460 6205

Tel General:

00 44 (0)20 8323 8028

Fax:

00 44 (0)20 8323 8080

E-mail:

info@carmanah.co.uk

Web:

www.carmanah.co.uk

For more information about Carmanah's solar-powered LED transit and road lighting products, please visit www.transitlights.com and www.roadlights.com.

About Carmanah

Carmanah is an award-winning manufacturer of proprietary LED-based lighting and illumination products for the public transit, roadway, marine, aviation, industrial worksite, and illuminated signage markets.  The Company has more than 110,000 solar-powered LED lighting installations and 50,000 LED-illuminated sign installations in 110 countries.  The shares of Carmanah Technologies Corporation are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.carmanah.com.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

“ Praveen Varshney “

Praveen Varshney, Director

For further information, please contact:

Investor Relations: Mr. Mark Komonoski, Director Investor Relations Tel: (403) 861-8384 Toll-Free: 1-800-665-3749 mkomonoski@carmanah.com	Media: Mr. David Davies Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah’s Annual Report for the fiscal year ended December 31, 2003, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  These risks and uncertainties are also described under the caption "Risk Factors" in Carmanah’s Annual Information Form dated December 31, 2003, as filed with the British Columbia Securities Commission and which are incorporated herein by reference.  Carmanah does not assume any obligation to update the forward-looking information contained in this press release.

Building 4, 203 Harbour Road, Victoria, British Columbia, Canada   V9A 3S2

Phone (250) 380-0052 Toll Free 1-877-722-8877

Fax (250) 380-0062 or 682-4768   e-mail: investors@carmanah.com

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Carmanah Technologies Corporation

Cathedral Place

Suite 1304 – 925 West Georgia Street

Vancouver, BC V6C 3L2

Item 2.

Date of Material Change

February 24, 2005

Item 3.

Press Release

February 24, 2005, at Vancouver, BC, Canada.

Item 4.

Summary of Material Change

Carmanah Technologies Corporation is pleased to announce the expansion of its European office in London, England.

Item 5.

Full Description of Material Change

See attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Art Aylesworth

Peeyush Varshney

President

Corporate Secretary

(250) 380-0052

(604) 629-0264

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated this 24th day of February 2005.	“Peeyush K. Varshney”
Peeyush K. Varshney
Name Corporate Secretary
Position / Title Vancouver, B.C.
Place of Declaration